Shanda Expresses Deep Condolences to Qinghai Earthquake Victims; Online Game-Related Services Suspended For One day

[20-April-2010]

SHANGHAI, China, April 20 /PRNewswire-Asia/ — Shanda Online Holdings Limited
(“Shanda Online”), a wholly-owned subsidiary of Shanda Interactive
Entertainment Limited (Nasdaq: SNDA) (“Shanda” or the “Company”), today announced that in accordance with a public notice issued by the Chinese government on April 20, 2010, Shanda Online will observe a national day of mourning beginning on April 21, 2010 for the victims of the earthquake in
Qinghai province and suspend online game-related services. Shanda Online will resume its online game-related services on April 22, 2010.
About Shanda Online
Shanda Online Holdings Limited (“Shanda Online”) is an integrated online value-added service platform. Through its infrastructure, which includes a digital content delivery (“DDS”) system, a customer relationship management
(“CRM”) system and a promotion-payment community (“PPC”) system, augmented by a world-class security system, Shanda Online provides full supporting services to the operators of various interactive entertainment contents. Shanda Online is a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS:

SNDA).
About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature,
Hurray!, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games
(MMORPGs) and advanced casual games, to chess and board games, e-sports, literature, film, television, mobile ringtones and music, etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in
China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com .

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities
Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the success of any acquisitions or investments by the Company or any subsidiaries, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the
Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda Games intends to release in 2010, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that the Company fails to deliver continuous growth in 2010, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange
Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
    For more information, please contact:

Elyse Liao Investor Relations Senior Manager Shanda Interactive Entertainment Limited Phone: +86-21-5050-4747 (Shanghai) Email: IR@snda.com

Christensen China:
Paul Collins Phone: +86-21-6468-0334 Email: pcollins@christensenir.com

United States:
Mike Houston Phone: +1-480-614-3029 Toll free: +1-866-916-8744 Email: mhouston@christensenir.com

SOURCE Shanda Interactive Entertainment Limited